21 February 2013

ASX RELEASE

Novogen demerger – tax implications

The  demerger  of  Novogen  and  MEI  Pharma  is  now  complete.   IRS  Form  8937,

together   with   a   report   for   all   shareholders   on   the   tax   implications   of   the

demerger, are now available on the Novogen website www.novogen.com/

About Novogen

Novogen  Ltd  is  a  public  Australian  biotechnology  company  whose  shares  trade on  both  the  Australian  Stock  Exchange  (symbol  ‘NRT’)  and  NASDAQ  (symbol

‘NVGN’).     The  Company  is  based  in   Sydney,   Australia  and  is  focused  on  the

development  of  a  family  of  novel  anti-cancer  drugs  based  on  super-benzopyran and ‘stealth’ drug technologies. The Company’s inaugural drug candidate is CS-6.

About CS-6

CS-6  belongs  to  a  new  class  of  drug  candidates  intended  to  treat  most  forms  of

cancer   in   a   comprehensive   manner,   targeting   both   cancer   cells   and   their

progenitors,   the   cancer   stem   cells.   CS-6   shows   broad   anti-proliferative   and

cytotoxic  activity  against  human  cancer  cells,   with  particular  activity  against

human  glioblastoma  cells.  CS-6  also  has  been  designed  deliberately  to  meet  the major  known  criteria  for  crossing  the  blood-brain  barrier,  and  for  that  reason  is being  developed  as  a  first-line  for  the  treatment  of  glioblastoma  multiforme,  the main form of primary brain cancer.

Further information

Contact Dr Graham Kelly, Chief Executive Officer.

T:  (61 2) 9878 0088

M: (61) 0459 200 095

E: Graham.Kelly@novogen.com

Further information is available on the Company’s web site, www.novogen.com